UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Period November 6, 2020 to December 31, 2020

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from  ________   to   ________

Commission file number 1-39681

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Aaron’s 401(k) Retirement Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Aaron’s Company, Inc.
400 Galleria Parkway SE, Suite 300
Atlanta, GA 30339-3194

Aaron’s 401(k) Retirement Plan
Unaudited Financial Statements and Supplemental Schedule

Aaron’s 401(k) Retirement Plan
Statement of Net Assets Available for Benefits

(Unaudited)
December 31,
2020
Assets
Cash	$26,967

Investments, at Fair Value	120,875,563

Receivables:
Employee Receivable	3,361
Employer Receivable	2,098
Notes Receivable From Participants	3,440,587
Total Receivables	3,446,046

Net Assets Available for Benefits	$124,348,576

The accompanying notes are an integral part of these financial statements.

Aaron’s 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits

(Unaudited)
For the Period November 6, 2020 to
December 31, 2020
Additions:
Net Change in Fair Value of Investments	$2,368,135

Interest Income on Notes Receivable from Participants	21,653

Contributions:
Employer	902,153
Participants	1,565,174
Rollovers	25,562
Total Contributions	2,492,889

Total Additions	4,882,677

Deductions:
Benefits Paid to Participants	1,190,969
Administrative Expenses	5
Total Deductions	1,190,974

Net Increase in Net Assets	3,691,703

Transfer of Assets into the Plan (see Note 1)	120,656,873

Net Assets Available for Benefits:
Beginning of Period	—
End of Period	$124,348,576

The accompanying notes are an integral part of these financial statements.

Aaron’s 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2020

1. Description of the Plan
The following description of the Aaron’s 401(k) Retirement Plan (the "Plan") is provided for general information purposes only. More complete information regarding the Plan may be found in the Plan document, which is available to all participants upon request.
Plan Adoption
On October 16, 2020, management of Aaron's, Inc. finalized the formation of a new holding company in anticipation of the separation and distribution transaction described below. Under the holding company structure, Aaron's, Inc. became a direct, wholly owned subsidiary of a newly formed company, Aaron's Holdings Company, Inc. Aaron's, Inc. thereafter was converted to a limited liability company ("Aaron's, LLC"). Upon completion of the holding company formation, Aaron's Holdings Company, Inc. became the publicly traded parent company of the Progressive Leasing, Aaron's Business, and Vive segments.
On November 30, 2020 (the "separation and distribution date"), Aaron's Holdings Company, Inc. completed the previously announced separation of the Aaron's Business segment from its Progressive Leasing and Vive segments and changed its name to PROG Holdings, Inc. ("PROG Holdings"). The separation of the Aaron's Business segment was effected through a distribution of all outstanding shares of common stock of a newly formed company called The Aaron's Company, Inc., a Georgia corporation, to the PROG Holdings shareholders of record as of November 27, 2020. Upon the separation and distribution, Aaron's, LLC became a wholly-owned subsidiary of The Aaron's Company (the "Company" or "Aaron's"). Shareholders of PROG Holdings received one share of The Aaron's Company for every two shares of PROG Holdings common stock. Upon completion of the separation and distribution transaction, The Aaron's Company became an independent, publicly traded company under the ticker "AAN" on the New York Stock Exchange ("NYSE").
Prior to the separation, the Company's employees participated in the Progressive Leasing Employee Retirement Plan (formerly known as the Aaron's, Inc. Employees Retirement Plan). In connection with the separation and distribution, the Company adopted the Plan effective on November 6, 2020 and all net assets in participant accounts for employees of the Company were transferred from the Progressive Leasing Retirement Plan to the Plan. Total assets transferred from the Progressive Leasing Employee Retirement Plan on November 6, 2020 were $120,656,873, which included investment balances of $117,118,651 as well as active participant loan balances of $3,538,222.
General
The Plan, as amended, is a defined contribution plan covering substantially all employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is administered by the Employee Benefits Committee (the "Committee"), the members of which were originally appointed by the Board of Directors of the Company and will be prospectively appointed by the Committee.

In March 2020, COVID-19, a disease caused by a novel strain of the coronavirus, was characterized as a pandemic by the World Health Organization. The COVID-19 pandemic has negatively impacted the world economy and has resulted in significant volatility in general financial markets. There was no significant impact of the COVID-19 pandemic on the Plan's net assets available for benefits, contributions and benefit obligations. The Plan permitted coronavirus-related distributions and suspension of participation loan repayments in accordance with the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act") and suspended 2020 required minimum distributions payable. The Plan also allowed 2020 to be disregarded for purposes of the five-year required minimum distribution deadline.
Eligibility
Employees who transferred from the Progressive Leasing Employee Retirement Plan were eligible to make contributions and participate in the Company's contribution matching program upon adoption of the Plan. Subsequent to Plan adoption, new employees of the Company are eligible to participate in the Plan on the first day of the month following 30 days of continuous employment, as defined in the Plan document.
Contributions
Participation in the Plan is voluntary. Participants may elect to make before-tax, Roth and/or after-tax contributions up to 75% of their annual compensation, as defined in the Plan document, in the form of a salary deferral, pursuant to Section 401(k) of the Internal Revenue Code (the "Code"), and subject to the limitations contained therein. In 2020, the before-tax and Roth participant contributions were generally limited to a combined annual limit of $19,500. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, up to a maximum of $6,500 in 2020. After one year of service with a minimum of 1,000 hours of service, the Company provides a safe harbor match equal to 100% of the first 3% and 50% of the next 2% of the elective before-tax and/or Roth deferral of annual compensation that a participant contributes to the Plan. Participants may also contribute ("rollover") amounts representing distributions from other qualified defined benefit or defined contribution plans.
Participant Accounts
Individual accounts are maintained for each participant. Participants direct their contributions and the Company's matching contributions into various investment options offered by the Plan and can change their options on a daily basis, subject to certain insider trading rules with respect to investments into and out of the Company's Common Stock Fund. The Company currently offers 27 mutual funds, common stock funds via the Company's Common Stock Fund and the PROG Holdings Common Stock Fund, and one money market deposit account as investment options for participants.
Each participant’s account is credited with the participant’s contributions and rollovers, the Company’s contributions, and earnings on the investments in their accounts. Participants are charged with specific transaction fees and allocated certain administrative and recordkeeping fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. As of December 31, 2020, approximately 24% of the participants in the Plan were no longer employees of the Company.

Vesting
Participants are immediately vested in their contributions and earnings thereon, including pre-tax, Roth, after-tax and rollover contributions, as well as safe harbor matching contributions made by the Company.
Notes Receivable from Participants
Participants may borrow from their vested balances in the Plan at a minimum of $1,000 and up to a maximum equal to 50% of their vested account balance or $50,000, subject to certain restrictions and limitations set forth in the Plan document and the Code. Loan terms can range from one to five years, or 15 years if used for the purchase of a residence. Generally only one loan may be outstanding per participant in the Plan at one time. Maturities at December 31, 2020 ranged from one to 14 years. The loans are secured by the vested balance in the participant's account and bear interest at the Prime Rate plus 1%. Interest rates on outstanding loans generated by the Plan as of December 31, 2020 ranged from 4.25% to 7.00%. Principal and interest are paid ratably through payroll deductions.
Payment of Benefits
A participant’s total vested account balance is payable either in a lump-sum distribution or by regular periodic installments upon his or her retirement, death, or disability. In the event of a participant’s death or permanent and total disability, his or her interest in the Plan will become fully vested.
In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate financial need and who meet one of the specific circumstances defined in the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service ("IRS"), and before requesting a hardship withdrawal, all requirements must be met in order for a request to be approved.
Expenses
Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from the financial statements. Fees related to the administration of notes receivable from participants and distributions are charged directly to the participant's account and are included in administrative expenses on the statements of changes in net assets. Investment related expenses are included in net change in fair value of investments on the statements of changes in net assets. Some of the investment funds provide for a revenue sharing arrangement with the Plan in which fund expenses are credited to the Plan to pay for certain administrative expenses, such as record keeping and investment advisory fees.
Company Stock Fund
The Plan invests in common stock of the Company through its Company Stock Fund. The Company Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. Dividends received by the Company Stock Fund are reinvested in Company common stock.

The Plan limits the amount a participant can invest in the Company Stock Fund to encourage diversification of participants’ accounts. Contribution limits are set at a maximum of 10% of a participant's contributions. In addition, a participant may not transfer amounts from other investment funds into the Company Stock Fund to the extent the transfer would result in more than 10% of the participant’s total account balance being invested in the Company Stock Fund.
Each participant is entitled to exercise voting rights attributable to the shares of Company stock allocated to their account. Participants also have the opportunity to direct the trustee whether they wish to participate in a tender or exchange offer.
PROG Holdings Stock Fund
The PROG Holdings Common Stock Fund is a frozen investment fund held in the Plan due to the transfer of stock shares to the Plan from the Progressive Leasing Employee Retirement Plan. Participants may elect to transfer funds out of the PROG Holdings Common Stock Fund at any time, but may not move funds back into this stock fund once it has been transferred out. Participants may not direct any future contributions or other amounts to be invested in this fund.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination (or permanent discontinuance of contributions to the Plan), all amounts credited to the accounts of the participants would become fully vested. The Plan’s assets would be distributable to the participants in accordance with the respective values of their accounts.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition
Investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Management of the Company determines the Plan's valuation policies utilizing information provided by the investment advisors and trustee. Refer to Note 3 for further discussion of fair value measurements.
Purchases and sales of common stock are recorded on a trade-date basis. Interest income is recorded when received. Dividends on common stock are recorded on the ex-dividend date. Net change in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance. Interest income on notes receivable from participants is recorded when it is received. No allowance for credit losses has been recorded as of December 31, 2020. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.
Payment of Benefits
Benefit payments are recorded when paid.
Recently Issued Accounting Pronouncements
In August 2018, the Financial Accounting Standards Board ("FASB") issued ASU 2018-13, Fair Value Measurement (Topic 820) - Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. The ASU modifies the disclosure requirements for the fair value measurements in Topic 820, including the elimination, modification to, and addition of certain disclosures. This guidance was effective for the Plan at the Plan's inception date. The adoption of ASU 2018-13 did not have a material impact on the Plan’s financial statements.
3. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
•    quoted prices for similar assets and liabilities in active markets
•    quoted prices for identical or similar assets or liabilities in markets that are not active
•    observable inputs other than quoted prices that are used in the valuation of the asset or liability (e.g., interest rate and yield curve quotes at commonly quoted intervals)
•    inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets carried at fair value.

	Assets at Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total

Mutual Funds	$104,696,350	$—	$—	$104,696,350
Company Common Stock	1,273,646	—	—	1,273,646
PROG Holdings Common Stock	7,238,649	—	—	7,238,649
Money Market Deposit Account	7,666,918	—	—	7,666,918
Total Investments at Fair Value	$120,875,563	$—	$—	$120,875,563

Investments in mutual funds, common stock and the money market deposit account are stated at quoted market prices for the identical security in an active market (Level 1).

4. Tax Status

The Plan has requested a determination letter from the IRS. Although a response has not been received, the Plan Administrator believes that the Plan has been designed and is currently operating in compliance with the applicable provisions of the Internal Revenue Code. Therefore, the Plan Administrator believes the Plan is qualified and the related trust is tax-exempt.

U.S. generally accepted accounting principles require the Plan Administrator to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2020, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5. Transactions With Parties-in-Interest
The Plan’s investment in the Schwab Bank Savings Fund Account is managed by the Charles Schwab Trust Company (Schwab), the trustee of the Plan. Therefore, these transactions qualify as party-in-interest transactions.
The Plan's investments in the Vanguard Accounts are managed by the Vanguard Group respectively, who is a beneficial owner of greater than 5% of the Company's common stock. Therefore, these transactions qualify as party-in-interest transactions.
Additionally, notes receivable from participants qualify as exempt party-in-interest transactions. The Plan also invests in the Company's Common Stock and PROG Holdings Common Stock; therefore, transactions in these securities qualify as exempt party-in-interest transactions. The Plan held 67,175 shares of the Company's Common Stock valued at $1,273,646 at December 31, 2020. The Plan held 134,373 shares of PROG Holdings Common Stock valued at $7,238,649 at December 31, 2020.
6. Risks and Uncertainties
The Plan invests in various investment securities, including the Company's Common Stock. Investment securities are exposed to various risks, such as interest rate, currency, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Aaron’s 401(k) Retirement Plan
Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
EIN #85-2483376 Plan #001
December 31, 2020

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment	Current Value
*	The Aaron's Company Common Stock	Common Stock	$1,273,646
*	PROG Holdings Common Stock	Common Stock	7,238,649
	Wells Fargo Special Mid Cap Value R6	Mutual Fund	4,228,649
	Clearbridge Large Cap Growth IS	Mutual Fund	11,322,773
	American Beacon Small Cp Val Inst	Mutual Fund	137,537
	MassMutual Select Mid Cap Gr Eq II I	Mutual Fund	7,973,239
	Fidelity Small Cap Growth	Mutual Fund	1,741,552
	J P Morgan Emrg Mkts Eqty CL R6	Mutual Fund	1,022,164
	J P Morgan Equity Income R6	Mutual Fund	10,210,101
	Federated Instl High Yield Bold Instl	Mutual Fund	1,027,869
	Pimco Intl Bond US Dollar Hedge Inst	Mutual Fund	283,845
	Tweedy Browne Global Value FDM	Mutual Fund	159,061
*	Vanguard Intl Growth Admiral Class	Mutual Fund	1,487,475
*	Vanguard Developed Markets Index Admiral	Mutual Fund	5,936,286
*	Vanguard Total Bond Market Index Admiral	Mutual Fund	8,551,955
*	Vanguard 500 Index Fund - Admiral	Mutual Fund	11,831,656
*	Vanguard Target Retirement 2060 Inv	Mutual Fund	529,736
*	Vanguard Target Retirement 2055 Inv	Mutual Fund	922,049
*	Vanguard Target Retirement 2050 Inv	Mutual Fund	3,952,982
*	Vanguard Target Retirement 2045 Inv	Mutual Fund	1,793,091
*	Vanguard Target Retirement 2040 Inv	Mutual Fund	4,944,878
*	Vanguard Target Retirement 2035 Inv	Mutual Fund	2,574,543
*	Vanguard Target Retirement 2030 Inv	Mutual Fund	4,546,639
*	Vanguard Target Retirement 2025 Inv	Mutual Fund	533,287
*	Vanguard Target Retirement 2020 Inv	Mutual Fund	834,834
*	Vanguard Target Retirement 2015 Inv	Mutual Fund	288,086
*	Vanguard Mid Cap Index Fund - Admiral	Mutual Fund	3,248,535
*	Vanguard Small Cap Index Fund - Admiral	Mutual Fund	9,321,280
*	Vanguard Target Retirement Income Inv	Mutual Fund	5,292,248
*	Schwab Bank Savings Fund	Money Market Deposit Account	7,666,918
*	Participant loans	Interest rates ranged from 4.25% to 7.00%	3,440,587
			$124,316,150
*    Indicates a Party-in-Interest to the Plan
Note:    Cost information has not been included because all investments are participant directed.

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Aaron’s 401(k) Retirement Plan

Date:	June 25, 2021	/s/ C. Kelly Wall
Name: C. Kelly Wall
Chief Financial Officer and Member of the Employee Benefits Committee